Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Kadmon Holdings, Inc.

New York, New York

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our report dated March 18, 2016, except for the summarized financial information of MeiraGTx Ltd. in Note 10 for which the date is May 13, 2016, relating to the consolidated financial statements of Kadmon Holdings, Inc. appearing in the Company’s Annual Report on Form S-1 for the year ended December 31, 2015. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

BDO USA, LLP

New York, New York

September 22, 2016

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.